Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration Statement No. 333-131369

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

Index-Linked Notes Due November 18, 2010
(Linked to the MSCI EAFE Index)

Final Term Sheet

Principal Amount:	$1,100,000

Face Amount:	$1,000 per note

Pricing Date:	November 7, 2008

Issue Date:	November 18, 2008

Index:	MSCI EAFE Index (Bloomberg Ticker “MXEA”)

Maturity Date:

The Maturity Date is November 18, 2010 (the “Stated Maturity Date”) unless that day is not a Business Day, in which case the Maturity Date will be the next following Business Day. Holders will not be entitled to any interest or other additional payments in the event the Maturity Date is delayed because the Stated Maturity Date is not a Business Day.

Determination Date:

The Determination Date is November 2, 2010, unless that day is not a Trading Day, in which case the Determination Date will be the next following Trading Day, unless postponed due to Market Disruption Events.

Issue Price:	99.94% of Face Amount of each note

Underwriting commission:	0.25% of Face Amount

Proceeds to Issuer:	99.69% of Face Amount

Redemption Amount:	On the Maturity Date, we will pay in respect of each note an amount in cash, determined by the Calculation Agent as of the Determination Date, as follows:

• If the Final Index Level is greater than or equal to the Index Cap, the Redemption Amount will be the Maximum Redemption.

•      If the Final Index Level is greater than the Initial Index Level, but less than the Index Cap, the Redemption Amount will equal the sum of (1) the Face Amount plus (2) the product of (a) the Face Amount times (b) the Participation Level times (c) the Index Return.

• If the Final Index Level is equal to or less than the Initial Index Level but greater than or equal to the Buffer Level, the Redemption Amount will be 100% of the Face Amount of your note.

•      If the Final Index Level is less than the Buffer Level, the Redemption Amount will equal the sum of (1) the Face Amount plus (2) the product of (a) the Face Amount times (b) the Buffer Rate times (c) the sum of (i) the Index Return plus (ii) the Buffer Amount.  In this case, the Redemption Amount you will receive at maturity shall be less than the principal amount you invested in the notes, and you may lose a significant portion or even all of your investment in the notes.

Index Return:	The Final Index Level minus the Initial Index Level, divided by the Initial Index Level, expressed as a percentage.

Participation Level:	200%

Initial Index Level:	1,243.00

Final Index Level:	The closing level of the Index on the Determination Date, as published by the Index Sponsor, subject to the effect of any Market Disruption Event or the Discontinuance or Modification of the Index.

Index Cap:	1,501.544 (120.80% of the Initial Index Level)

Buffer Level:	1,056.550 (85% of the Initial Index Level)

Buffer Amount:	15%

Buffer Rate:	The quotient of the Initial Index Level divided by the Buffer Level, which equals approximately 117.65%.

Maximum Redemption:	141.60% of the Face Amount

CUSIP:	00083D861

ISIN:	US00083D8618

Interest:	The notes will not bear any interest.

Listing:	The notes will not be listed on any securities exchange or interdealer market quotation system.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Goldman, Sachs & Co. by calling 1-866-471-2526.